Exhibit 99.1

Supplemental Discussion of the Financial Results of Caesars Entertainment Operating Company, Inc.

In January 2008, Caesars Entertainment Corporation (“Caesars Entertainment” or “Caesars”) was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all-cash transaction (the “Acquisition”). A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (for purposes of this Exhibit, “CEOC”, the “Company,” “we,” “our,” or “us,” and including our subsidiaries when the context requires), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $4,829.1 million face value of commercial mortgage-backed securities financing. Therefore, we believe it is meaningful to provide information pertaining solely to the consolidated financial position and results of operations of CEOC and its subsidiaries.

OPERATING RESULTS FOR CEOC

Overall CEOC Results

The following tables represent CEOC’s unaudited consolidated condensed balance sheets as of June 30, 2012 and December 31, 2011 and its unaudited consolidated condensed statements of operations for the quarters and six months ended June 30, 2012 and 2011, and unaudited consolidated condensed statements of cash flows for the six months ended June 30, 2012 and 2011.

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(UNAUDITED)

(In millions)

	June 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$657.7	$600.0
Receivables, net	436.5	430.5
Deferred income taxes	156.1	156.1
Prepayments and other current assets	165.5	143.2
Inventories	37.7	34.0
Assets held for sale	11.1	11.6

Total current assets	1,464.6	1,375.4
Property and equipment, net	11,706.1	12,064.2
Goodwill	1,619.2	1,619.2
Intangible assets other than goodwill	3,621.7	3,705.8
Investments in and advances to non-consolidated affiliates	89.4	90.2
Restricted cash	263.1	377.1
Deferred charges and other	529.7	532.4
Assets held for sale	592.3	593.4

	$19,886.1	$20,357.7

Liabilities and Stockholder’s Deficit
Current liabilities
Accounts payable	$266.5	$256.7
Interest payable	186.0	193.1
Accrued expenses	705.1	746.0
Current portion of long-term debt	35.5	40.4
Liabilities held for sale	9.6	10.1

Total current liabilities	1,202.7	1,246.3
Long-term debt	15,933.8	15,591.0
Notes payable to affiliate	475.6	322.1
Deferred credits and other	845.9	870.7
Deferred income taxes	3,261.7	3,460.8

	21,719.7	21,490.9

Total CEOC stockholder’s deficit	(1,875.4)	(1,175.2)
Non-controlling interests	41.8	42.0

Total deficit	(1,833.6)	(1,133.2)

	$19,886.1	$20,357.7

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

(In millions)

	Quarter Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Revenues
Casino	$1,247.8	$1,294.6	$2,565.5	$2,604.0
Food and beverage	254.3	249.5	509.4	499.1
Rooms	198.1	187.0	389.3	368.1
Management fees	12.3	8.9	21.9	18.0
Other	116.2	124.7	243.4	237.8
Less: casino promotional allowances	(218.5)	(214.4)	(441.0)	(431.5)

Net revenues	1,610.2	1,650.3	3,288.5	3,295.5

Operating expenses
Direct
Casino	739.3	739.5	1,503.0	1,493.5
Food and beverage	104.6	104.2	206.6	203.6
Rooms	48.4	44.7	92.7	85.0
Property, general, administrative, and other	336.7	357.7	691.0	738.0
Depreciation and amortization	141.1	131.3	285.7	265.1
Write-downs, reserves, and project opening costs, net of recoveries	5.8	27.0	26.5	43.4
Intangible and tangible asset impairment charges	134.0	—	301.5	—
Loss on interests in non-consolidated affiliates	3.3	1.1	10.8	1.5
Corporate expense	32.5	36.3	76.8	63.7
Acquisition and integration costs	0.9	(0.3)	0.9	1.7
Amortization of intangible assets	27.2	24.3	51.3	48.6

Total operating expenses	1,573.8	1,465.8	3,246.8	2,944.1

Income from operations	36.4	184.5	41.7	351.4
Interest expense, net of interest capitalized	(475.6)	(500.5)	(1,014.1)	(954.8)
Other income, including interest income	6.6	4.7	14.4	8.4

Loss from continuing operations before income taxes	(432.6)	(311.3)	(958.0)	(595.0)
Benefit for income taxes	141.5	122.0	325.7	223.5

Loss from continuing operations, net of income taxes	(291.1)	(189.3)	(632.3)	(371.5)
Discontinued operations
Income from discontinued operations	22.9	20.5	41.9	39.5
Provision for income taxes	(8.8)	(8.0)	(16.2)	(15.5)

Income from discontinued operations, net of income taxes	14.1	12.5	25.7	24.0

Net loss	(277.0)	(176.8)	(606.6)	(347.5)
Less: net income attributable to non-controlling interests	(1.7)	(2.4)	(1.0)	(5.2)

Net loss attributable to CEOC	$(278.7)	$(179.2)	$(607.6)	$(352.7)

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In millions)

	Six Months Ended June 30,
	2012	2011
Cash flows used in operating activities	$(236.4)	$(197.5)

Cash flows from investing activities
Acquisitions of property and equipment, net of change in construction payables	(159.6)	(76.6)
Change in restricted cash	133.2	(474.6)
Payments to acquire business, net of transaction costs and cash acquired	15.2	—
Investments in/advances to non-consolidated affiliates and other	(13.9)	(74.0)
Other	(0.5)	(3.9)

Cash flows used in investing activities	(25.6)	(629.1)

Cash flows from financing activities
Proceeds from the issuance of long-term debt	1,681.6	863.8
Debt issuance costs and fees	(31.9)	(17.5)
Borrowings under lending agreements	453.0	135.0
Repayments under lending agreements	(608.0)	(135.0)
Cash paid for early extinguishments of debt	(1,325.5)	(17.4)
Scheduled debt retirements	(9.0)	(23.5)
Purchase of additional interests in subsidiary	(9.6)	—
Intercompany note borrowings, net of repayments	153.5	31.0
Other	(11.1)	(7.3)

Cash flows provided by financing activities	293.0	829.1

Cash flows from discontinued operations
Net cash flows from operating activities	29.0	33.0
Net cash flows from investing activities	(2.3)	(2.0)
Net cash flows from financing activities	—	—

Cash flows provided by discontinued operations	26.7	31.0

Net increase in cash and cash equivalents	57.7	33.5
Cash and cash equivalents, beginning of period	600.0	605.6

Cash and cash equivalents, end of period	$657.7	$639.1

REGIONAL AGGREGATION

The executive officers of the Company review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We believe, therefore, that each property is an operating segment and that it is appropriate to aggregate and present the operations of the Company as one reportable segment. To provide more meaningful information than would be possible on a consolidated basis, the Company’s casino properties (as of June 30, 2012 or otherwise noted below), have been grouped into seven regions as shown in the table below to facilitate discussion of the Company’s operating results.

In May 2012, the Company entered into an agreement to sell its Harrah’s St. Louis casino to Penn National Gaming, Inc. for a purchase price of $610.0 million. The sale is expected to close in the second half of 2012 and the Company expects to use the net proceeds from the sale to fund capital expenditures or to repurchase certain outstanding debt obligations. As a result of the transaction, the assets and liabilities of the Harrah’s St. Louis casino that are included in the sale are classified as held for sale in the consolidated condensed balance sheets at June 30, 2012 and December 31, 2011. The results of the Harrah’s St. Louis casino are presented as Discontinued Operations in the consolidated condensed statements of operations for the quarters and six months ended June 30, 2012 and 2011 and are no longer included in the Iowa/Missouri region results.

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah’s New Orleans	Harrah’s North Kansas City
Bally’s Las Vegas	Bally’s Atlantic City	Harrah’s Louisiana Downs	Harrah’s Council Bluffs
Imperial Palace	Caesars Atlantic City	Horseshoe Bossier City	Horseshoe Council Bluffs/
Bill’s Gamblin’ Hall &	Harrah’s Philadelphia (f)	Grand Biloxi	Bluffs Run
Saloon		Harrah’s Tunica
Planet Hollywood Resort &		Horseshoe Tunica
Casino		Tunica Roadhouse Hotel &
Casino

Illinois/Indiana	Other Nevada	Managed and International
Horseshoe Southern Indiana	Harrah’s Reno	Harrah’s Ak-Chin (c)
Harrah’s Joliet (b)	Harrah’s Lake Tahoe	Harrah’s Cherokee (c)
Harrah’s Metropolis	Harveys Lake Tahoe	Harrah’s Rincon (c)
Horseshoe Hammond		Horseshoe Cleveland (g)
Conrad Punta del Este (a)
Casino Windsor (d)
London Clubs International (e)

(a)	We have an approximately 95% ownership interest in and manage this property.
(b)	We have an 80% ownership interest in and manage this property.
(c)	Managed.
(d)

Windsor Casino Limited (“WCL”) operates this property and the province of Ontario owns the complex. As of June 2012 we own 100% of WCL and its results are consolidated into our results. Prior to June 2012 we had a 50% ownership interest in WCL that was accounted for under the equity method.

(e)	We own, operate, or manage 10 casino clubs in the provinces of the United Kingdom and two in Egypt. We have a 70% ownership interest in and manage one casino in South Africa.
(f)	Prior to May 2012, this property operated under the Harrah’s Chester name. We have a 99.5% ownership interest in and manage this property.
(g)	We manage this property and have a 20% interest in Rock Ohio Caesars, LLC, which owns and operates this property.

CONSOLIDATED OPERATING RESULTS

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)		Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$1,247.8	$1,294.6	(3.6)%		$2,565.5	$2,604.0	(1.5)%
Net revenues	1,610.2	1,650.3	(2.4)%		3,288.5	3,295.5	(0.2)%
Income from operations	36.4	184.5	(80.3)%		41.7	351.4	(88.1)%
Loss from continuing operations, net of income taxes	(291.1)	(189.3)	(53.8)%		(632.3)	(371.5)	(70.2)%
Income from discontinued operations, net of income taxes	14.1	12.5	12.8%		25.7	24.0	7.1%
Net loss attributable to CEOC	(278.7)	(179.2)	(55.5)%		(607.6)	(352.7)	(72.3)%
Operating margin*	2.3%	11.2%	(8.9	)pts	1.3%	10.7%	(9.4	)pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Quarter ended June 30, 2012 compared to June 30, 2011

Net revenues for the second quarter of 2012 were $1,610.2 million, down $40.1 million, or 2.4%, from the year-earlier period, mainly resulting from lower casino revenues in several U.S. regions, primarily Atlantic City, partially offset by higher food and beverage and rooms revenues. Casino revenues in the second quarter of 2012 have deteriorated from the first quarter of 2012 due to a softening of economic conditions which has negatively impacted the Company’s results.

For the second quarter of 2012, income from operations decreased $148.1 million, or 80.3%, to $36.4 million from $184.5 million in the prior-year quarter, due mainly to non-cash impairment charges of $101.0 million related to the Macau land concession and $33.0 million related to trademark intangibles. Also affecting income from operations was the income impact of lower revenues during the quarter, and higher depreciation expense in the Las Vegas region associated with the 662-room Octavius Tower at Caesars Palace that opened to the public in January 2012.

Net loss attributable to CEOC for the second quarter of 2012 was $278.7 million, up $99.5 million, or 55.5%, from the second quarter of 2011. Higher net losses in the second quarter of 2012 reflect the decrease in income from operations described above, largely offset by lower interest expense.

Six months ended June 30, 2012 compared to June 30, 2011

Net revenues for the six months ended June 30, 2012 were $3,288.5 million, down $7.0 million, or 0.2%, from the year-earlier period and reflect a decline in casino revenues, primarily in the Atlantic City region, and Other Nevada regions, partially offset by higher revenues mostly in the Las Vegas and Louisiana/Mississippi regions.

For the six months ended June 30, 2012, income from operations decreased $309.7 million, or 88.1%, to $41.7 million from $351.4 million in the year-ago period. This decrease was mainly attributable to the impairments recognized in the second quarter of 2012, discussed above, as well as a $167.5 million non-cash impairment related to a previously halted development project in Biloxi, Mississippi. Also contributing to the decrease in income from operations was higher depreciation expense associated with the Octavius Tower and higher corporate expense. The decrease to income from operations from 2011 was partially offset by a decrease of approximately $22 million in property tax expense due to lower property tax assessments in Atlantic City and other cost reductions achieved as part of Project Renewal and other cost-savings initiatives.

Net loss attributable to CEOC for the six months ended June 30, 2012 was $607.6 million, up $254.9 million, or 72.3%, from the same period in 2011 and reflects the decrease in income from operations described above and higher interest expense. See “Other Factors Affecting Net Income” below for further discussion of the Company’s interest expense.

Performance Metrics

The Company measures its performance in part through tracking of trips by rated customers, which means a customer whose gaming activity is tracked through its Total Rewards customer-loyalty system (“trips”), and by spend per rated customer trip (“spend per trip”). A trip is created by a Total Rewards card holder engaging in one or more of the following activities while at one of the Company’s properties: (1) hotel stay, (2) gaming activity, or (3) a comp redemption, which means the receipt of a complimentary item given out by the Company’s casinos. In markets where we have multiple properties, customers often engage in trip generating activities at more than one property in a day. In these instances, we consider the market as a whole and do not count multiple trips. Customer spend means the cumulative rated theoretical spend (which is the amount of money expected to be retained by the casino based upon the mathematics underlying the particular game as a fraction of the amount of money wagered by the customer) across all game types for a specific customer. For the Atlantic City region, the Company refers to customers that stay at a hotel in one of its properties as lodgers and customers that may play at a casino located in one of its properties but do not stay at a hotel at such property as non-lodgers.

The following table reflects the percentage increase/(decrease) in trips and spend per trip for the U.S. regions for the quarter and six months ended June 30, 2012, compared with the same periods in 2011.

	Quarter Ended June 30, 2012		Six Months Ended June 30, 2012
	Trips	Spend per Trip	Trips	Spend per Trip
Consolidated CEOC	(2.1)%	(0.6)%	(0.9)%	(0.1)%
Las Vegas region	(2.8)%	4.4%	0.8%	3.8%
Atlantic City region:
Lodgers	(12.7)%	2.5%	(8.9)%	1.8%
Non-lodgers	(8.0)%	(0.4)%	(4.2)%	1.6%
All other regions	1.8%	(2.2)%	0.9%	(2.3)%

On a consolidated basis, in 2012 compared to 2011, trips in the second quarter decreased 2.1% and decreased 0.9% in the six-month period. Trip increases were reflected in several of the U.S. regions in the second quarter and six months ended June 30, 2012 from 2011; however, they were unable to offset the declines in the Atlantic City region overall. The declines in spend per trip were led by the VIP segment, with the retail segment showing gains in some regions.

On a consolidated basis, in 2012 compared to 2011, second quarter cash average daily room rates increased from $97 to $101, and increased from $97 to $100 in the six-month period. Total occupancy percentage remained flat in the second quarter and the six months ended June 30, 2012.

REGIONAL OPERATING RESULTS

Las Vegas Region

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)		Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$220.8	$221.2	(0.2)%		$455.8	$428.2	6.4%
Net revenues	415.9	417.0	(0.3)%		837.2	809.2	3.5%
Income from operations	64.0	75.7	(15.5)%		128.9	142.1	(9.3)%
Operating margin*	15.4%	18.2%	(2.8	)pts	15.4%	17.6%	(2.2	)pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Second-quarter net revenues in the Las Vegas region decreased slightly from 2011 as increased rooms revenues attributable to the additional rooms resulting from the January 2012 opening of the Octavius Tower at Caesars Palace were unable to offset declines in casino and other revenues. Spend per trip was up 4.4% but trips declined 2.8%. Hotel revenues in the region increased 6.6%, as cash average daily room rates increased 5.8% to $104 from $99, which was partially offset by a decrease in total occupancy percentages of 3.9 percentage points for the second quarter of 2012 from 2011. Income from operations decreased for the second quarter of 2012 due mainly to increases in property operating expenses and depreciation expense mainly associated with the Octavius Tower. Results in the region were also negatively impacted by the Linq construction activities, which the Company estimates to have reduced net revenues by approximately $4 million to $6 million and reduced income from operations by approximately $3 million to $5 million.

Net revenues for the six months ended June 30, 2012 in the Las Vegas region increased $28.0 million, or 3.5%, from 2011, due primarily to strength in the international, high-end gaming segment in the first quarter of 2012 and to increased rooms revenues partially resulting from the January 2012 opening of the Octavius Tower. Trips and spend per trip increased by 0.8% and 3.8%, respectively, in the six months ended June 30, 2012 from 2011. Hotel revenues in the region increased 6.7% due in part to the 662 additional Octavius Tower rooms, cash average daily room rates increased 3.5% to $104 from $100, partially offset by total occupancy percentages which decreased 3.1 percentage points for the six months ended June 30, 2012 from 2011. Income from operations decreased for the six months ended June 30, 2012, due mainly to increases in property operating expenses that offset higher revenues and the additional depreciation expense associated with the Octavius Tower. The results in the region were also negatively impacted by construction on the Linq as described above.

During 2011, we commenced construction on Project Linq, a dining, entertainment, and retail development between our Flamingo and Imperial Palace casinos, on the east side of the Las Vegas Strip, which is scheduled to open in phases in the second half of 2013. Project Linq includes the construction of a 550-foot observation wheel, the High Roller, which is expected to open in the first quarter of 2014. Through June 30, 2012, $100.9 million had been spent on this project, of which $48.1 million was spent in 2012.

Atlantic City Region

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)		Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$277.5	$313.6	(11.5)%		$558.7	$614.9	(9.1)%
Net revenues	321.5	356.6	(9.8)%		638.5	691.5	(7.7)%
Income from operations	7.4	24.4	(69.7)%		18.5	32.9	(43.8)%
Operating margin*	2.3%	6.8%	(4.5	)pts	2.9%	4.8%	(1.9	)pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Net revenues for the second quarter 2012 in the Atlantic City region were down $35.1 million, or 9.8%, from 2011, due mainly to lower casino revenues caused in part by a decline in trips. Trips by lodgers and non-lodgers declined 12.7% and 8.0%, respectively, in the second quarter of 2012 from 2011 due mainly to new competition in the Northeast and Mid-Atlantic regions; however, spend per trip metrics for lodger increased 2.5% and non-lodger remained flat compared with the prior year. The Company expects the market to continue to be challenged by local and regional competition in future quarters. Income from operations was down in the second quarter of 2012 compared to 2011 due mainly to the income impact of lower revenues, partially offset by a decrease in property tax expense of approximately $6 million due to lower property tax assessments in Atlantic City.

In the six months ended June 30, 2012, net revenues declined from 2011 by $53.0 million, or 7.7% due largely to trip declines in both the lodger and non-lodger segments. Spend per trip rose in both the lodger and non-lodger segments in the six months ended June 30, 2012 from 2011. Income from operations was down due mainly to the income impact of lower revenues, partially offset by a decrease in property tax expense of approximately $22 million due to lower property tax assessments in Atlantic City.

Louisiana/Mississippi Region

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)		Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$247.2	$244.8	1.0%		$517.5	$507.6	2.0%
Net revenues	273.8	267.7	2.3%		577.3	553.8	4.2%
Income/(loss) from operations	32.7	36.9	(11.4)%		(88.2)	70.6	**
Operating margin*	11.9%	13.8%	(1.9	)pts	(15.3)%	12.7%	(28.0	)pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.
**	Not meaningful.

Second-quarter 2012 net revenues in the Louisiana/Mississippi region increased slightly from 2011, due to last year’s flood related closures at three properties. There were increases in casino, food and beverage, and rooms revenues due mainly to a rise in trips; however spend per trip was down. Income from operations was lower in the second quarter of 2012 from 2011 due mainly to increased property operating expenses which more than offset the higher revenues.

For the six months ended June 30, 2012, net revenues in the region increased $23.5 million, or 4.2%, from 2011. A rise in trips with a slight decline in spend per trip attributed to increases in casino, food and beverage and other revenues. Loss from operations was $88.2 million in the six months ended June 30, 2012 compared with income from operations of $70.6 million in 2011 due mainly to a $172.0 million charge in the first quarter of 2012, of which $167.5 million was a non-cash impairment related to a previously halted development project in Biloxi, Mississippi, partially offset by the income impact of higher revenues.

Iowa/Missouri Region

The following results exclude Harrah’s St. Louis casino which has been classified as a Discontinued Operation in our consolidated condensed statements of operations for the quarter and six months ended June 30, 2012 and 2011 as a result of the pending sale of this property.

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)		Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$107.5	$110.0	(2.3)%		$218.5	$217.2	0.6%
Net revenues	115.0	117.7	(2.3)%		233.6	232.2	0.6%
Income from operations	28.1	27.3	2.9%		55.8	52.2	6.9%
Operating margin*	24.4%	23.2%	1.2	pts	23.9%	22.5%	1.4	pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Net revenues in the second quarter of 2012 in the Iowa/Missouri region decreased $2.7 million, or 2.3%, from 2011 due mainly to a decline in casino revenues resulting from fewer trips partly attributable to increased competition in the region; however, spend per trip increased. Income from operations increased for the second quarter of 2012 from 2011, due to a decrease in property operating expenses, partially offset by lower revenues.

Net revenues in the six months ended June 30, 2012 increased $1.4 million, or 0.6%. Trips declined compared to the prior year period while spend per trip increased. Income from operations increased for the six months ended June 30, 2012 from 2011 due to higher revenues and reduced property operating expenses.

Illinois/Indiana Region

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)		Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$253.6	$258.0	(1.7)%		$514.3	$526.4	(2.3)%
Net revenues	266.1	268.8	(1.0)%		539.2	545.9	(1.2)%
Income from operations	42.9	40.6	5.7%		81.1	79.7	1.8%
Operating margin*	16.1%	15.1%	1.0	pts	15.0%	14.6%	0.4	pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Second-quarter 2012 net revenues in the Illinois/Indiana region decreased $2.7 million, or 1.0%, from 2011, largely due to a decline in casino revenues attributable in part to new competition in the region beginning in the third quarter of 2011. The decline was partially offset by the comparative impact of the flood-related property closures in the second quarter of 2011. While trips rose slightly in 2012 compared to 2011 there was a decline in spend per trip. Income from operations for the second quarter of 2012 increased $2.3 million, or 5.7%, from the same period in 2011 due mainly to reduced property operating expenses, lower depreciation expense and a decrease in write-downs, reserves, and project opening costs, net of recoveries.

Net revenues in the six months ended June 30, 2012 decreased $6.7 million, or 1.2%, from 2011, due to declines in casino revenues. Trips were negatively impacted by a bridge closure which began in the first week of September 2011 through reopening in February 2012, and new competition, but rose slightly when compared to the six months ended June 30, 2011. Spend per trip also declined compared to 2011. Income from operations for the six months ended June 30, 2012 from 2011 increased slightly due mainly to reduced property operating expenses that were able to offset revenue declines.

Other Nevada Region

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)		Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$48.0	$55.5	(13.5)%		$92.1	$104.8	(12.1)%
Net revenues	64.8	72.3	(10.4)%		126.1	141.4	(10.8)%
Income from operations	2.3	5.2	(55.8)%		0.5	7.4	(93.2)%
Operating margin*	3.5%	7.2%	(3.7	)pts	0.4%	5.2%	(4.8	)pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Second-quarter 2012 net revenues decreased $7.5 million, or 10.4%, from the same period in 2011 due mainly to a decline in casino revenues. Trips to the properties in the region increased; however, there was decline in spend per trip. Income from operations was down due mainly to lower revenues, partially offset by reduced property operating expenses.

Net revenues in the six months ended June 30, 2012 decreased $15.3 million, or 10.8%, from 2011 due to a decline in casino revenues. Income from operations in the six months ended June 30, 2012 was down due to the income impact of lower revenues, partially offset by reduced property operating expenses.

Managed, International, and Other

The Managed region includes Caesars’ management companies that operate three Indian-owned casinos, Caesars Windsor and Horseshoe Cleveland, and the results of Thistledown Racetrack. The International region includes the results of Caesars’ international operations. The Other region is comprised of corporate expenses, including administrative, marketing, and development costs, and income from certain non-consolidated affiliates.

	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)	Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011		2012	2011
Net revenues
Managed	$14.0	$12.8	9.4%	$25.0	$23.4	6.8%
International	102.2	99.3	2.9%	235.0	225.2	4.4%
Other	36.9	38.1	(3.1)%	76.6	72.9	5.1%

Total net revenues	$153.1	$150.2	1.9%	$336.6	$321.5	4.7%

(Loss)/income from operations
Managed	$3.0	$1.0	200.0%	$5.0	$2.1	138.1%
International	(102.1)	1.6	**	(85.2)	19.9	**
Other	(41.9)	(28.2)	(48.6)%	(74.7)	(55.5)	(34.6)%

Total loss from operations	$(141.0)	$(25.6)	(450.8)%	$(154.9)	$(33.5)	(362.4)%

**	Not meaningful.

Net revenues in the second quarter of 2012 for Managed, International, and Other increased slightly from 2011. Loss from operations increased $115.4 million in the second quarter of 2012 from 2011, due mainly to non-cash impairment charges, including $101.0 million related to the Macau land concession and $33.0 million related to trademark intangibles, partially offset by reduced operating expenses.

In the six months ended June 30, 2012, net revenues for Managed, International, and Other increased $15.1 million, or 4.7%, from 2011 due mainly to increased revenues at our London Clubs properties. Loss from operations increased $121.4 million, or 362.4%, in the six months ended June 30, 2012 from 2011, mainly due to the impairment charges described above.

OTHER FACTORS AFFECTING NET INCOME

Expense/(income)	Quarter Ended June 30,		Percent Favorable/ (Unfavorable)	Six Months Ended June 30,		Percent Favorable/ (Unfavorable)
(In millions)	2012	2011		2012	2011
Interest expense, net of interest capitalized	475.6	500.5	5.0%	1,014.1	954.8	(6.2)%
Benefit for income taxes	(141.5)	(122.0)	16.0%	(325.7)	(223.5)	45.7%
Income from discontinued operations, net of income taxes	(14.1)	(12.5)	12.8%	(25.7)	(24.0)	7.1%

Interest Expense, Net of Interest Capitalized

Interest expense, net of interest capitalized, decreased by $24.9 million, or 5.0% in the second quarter of 2012, due primarily to mark-to-market gains on derivatives of $17.6 million in 2012 compared with losses of $22.7 million in 2011, partially offset by higher debt balances compared with the year ago quarter. Interest expense net of interest capitalized, increased by $59.3 million, or 6.2% for the six months ended June 30, 2012 from 2011, due primarily to higher debt balances compared to the year-ago period, and the write off of deferred financing costs and debt discounts associated with debt transactions completed in the six months ended June 30, 2012. Interest expense is reported net of interest capitalized of $9.1 million and $0.1 million for the second quarter of 2012 and 2011, respectively and $17.9 million and $0.6 million for the six months ended June 30, 2012 and 2011, respectively. Interest capitalized in 2012 is primarily related to the Linq project in Las Vegas.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

Caesars Entertainment has undertaken comprehensive cost-reduction efforts to rightsize expenses with business levels through its implementation of “Project Renewal,” an initiative designed to reinvent certain aspects of Caesars’ functional and operating units to gain significant further cost reductions and streamline its operations. As a part of Project Renewal, Caesars designed a shared-services organization that will enable more efficient decision making and sharing of best practices. Caesars anticipates that it will have a permanently lower cost structure and will benefit from greater concentration of specified talent and quicker decision making.

In accordance with our shared-services agreement with Caesars Entertainment, we estimate that Project Renewal and other cost-savings programs produced $29.8 million and $59.2 million, in incremental cost savings for the second quarter and six months of 2012, respectively, when compared to the same periods in 2011. Additionally, as of June 30, 2012, these cost-savings programs will produce additional annual cost savings of $103.0 million, based on the full impact of current projects that are in process. As we firm up cost reduction activities, this figure could change.

Capital Spending and Development

In January 2012, we received notice that the minority owners of Chester Downs and Marina, LLC (“Chester Downs”) elected to exercise their put rights thereby requiring us to purchase from the minority owners 90% of their interest in Chester Downs for consideration of $9.6 million. We consummated this purchase on February 14, 2012. As a result, we now have a 99.5% ownership interest in this property.

We incur capital expenditures in the normal course of business, and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities, to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements.

Our capital spending for the six months ended June 30, 2012 totaled $159.6 million, which includes an increase of $26.2 million of construction payables. Estimated total capital expenditures for 2012, including 2012 expenditures associated with Project Linq, are expected to be between $540.0 million and $580.0 million.

Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities and established debt programs, while cash used for development projects, including projects currently under development as well as additional projects being pursued, is typically funded from established debt programs, specific project financing, and additional debt offerings. As a result of the sale of Harrah’s St. Louis, the Company expects to use the net proceeds from the sale to fund capital expenditures or to repurchase certain outstanding debt obligations.

Liquidity and Capital Resources

Our cash and cash equivalents, excluding restricted cash, totaled $657.7 million at June 30, 2012 compared to $600.0 million at December 31, 2011. Restricted cash, including $20.7 million included in prepayments and other current assets, totaled $283.8 million at June 30, 2012. Nearly all of the restricted cash consists of cash reserved under loan agreements for development projects and certain expenditures incurred in the normal course of business, such as interest service, real estate taxes, property insurance, and capital improvements. The net proceeds generated from the sale of Harrah’s St. Louis will be utilized to fund our capital expenditures or to repurchase certain outstanding debt obligations. Our cash flows from operating, investing, and financing activities associated with Harrah’s St. Louis, which is defined as discontinued operations for the six months ended June 30, 2012, are included in our consolidated condensed statements of cash flows.

We are a highly leveraged company and a substantial portion of our operating cash flows are used to fund debt service. As of June 30, 2012, we had $16,444.9 million book value of indebtedness outstanding, including capital lease indebtedness. Cash paid for interest for the six months ended June 30, 2012 was $803.8 million. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Our operating cash inflows are typically used for operating expenses, debt service costs, working capital needs, and capital expenditures in the normal course of business. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, or, if necessary, additional debt or equity offerings.

In addition to cash flows from operations, available sources of cash include amounts available under our current revolving credit facility. At June 30, 2012, our additional borrowing capacity under the credit facility was $982.3 million.

In recent years, we have not been generating sufficient operating cash flows to fund our investing activities, requiring us to fund our investments with additional financing. Our ability to fund our operations and pay our debt and debt service obligations depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities.

Debt Covenant Compliance

Certain of our borrowings have covenants and requirements that include, among other things, the maintenance of specific levels of financial ratios. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. Specifically, our senior secured credit facilities require us to maintain a senior secured leverage ratio of no more than 4.75 to 1.0, which is the ratio of senior first priority secured debt to last twelve months (“LTM”) Adjusted EBITDA-Pro Forma - CEOC Restricted. This ratio excludes up to $2,200.0 million of first priority senior secured notes and up to $350.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned. This ratio also reduces the amount of senior first priority secured debt by the amount of unrestricted cash on hand. As of June 30, 2012, our senior secured leverage ratio was 4.30 to 1.0.

We are in compliance with our senior secured credit facilities and indentures, including the senior secured leverage ratio, as of June 30, 2012. In order to comply with the quarterly senior secured leverage ratio in the future, the Company will need to achieve a certain amount of Adjusted EBITDA - Pro- Forma - CEOC Restricted and / or reduced levels of total senior secured net debt (total senior secured debt less unrestricted cash). The factors that could impact the foregoing include (a) changes in gaming trips, spend per trip and hotel metrics, which are correlated to a consumer recovery, (b) ability to effect cost-savings initiatives, (c) asset sales, (d) issuing additional second lien or unsecured debt, or project financing, (e) equity financings, (f) delays in development project spending, or (g) a combination thereof. In addition, under certain circumstances, our senior secured credit facilities allow us to apply cash contributions received as an increase to Adjusted EBITDA if we are unable to meet our Senior Secured Leverage Ratio. However, there is no guarantee that such contributions will be forthcoming.

Based upon the Company’s current operating forecast, as well as our ability to achieve one or more of the factors noted above, the Company believes that it will continue to be in compliance with the senior secured leverage ratio and meet its cash flow needs during the next twelve months. If the Company was unable to maintain compliance with the senior secured leverage ratio and the Company failed to remedy a default pursuant to the terms of its senior secured credit facilities, there would be an “event of default” under the senior secured credit agreement. We cannot assure you that our business will generate sufficient cash flows from operations, that we will be successful in sales of assets, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness when due. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may be required to further reduce expenses, sell additional assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and, if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

In addition, other covenants contained in our senior secured credit facilities and indentures covering our second priority senior secured notes and first priority senior secured notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet a fixed charge coverage ratio (LTM Adjusted EBITDA-Pro Forma - CEOC Restricted to fixed charges) of at least 2.0 to 1.0, a total first priority secured leverage ratio (first priority senior secured debt to LTM Adjusted EBITDA-Pro Forma - CEOC Restricted) of no more than 4.5 to 1.0 and/or a consolidated leverage ratio (consolidated total debt to LTM Adjusted EBITDA-Pro Forma - CEOC Restricted) of no more than 7.25 to 1.0. As of June 30, 2012, our total first priority secured leverage ratio and consolidated leverage ratio were 6.05 to 1.0 and 12.02 to 1.0, respectively. For the twelve months ended June 30, 2012, our earnings were insufficient to cover fixed charges by $614.8 million. For purposes of calculating the fixed charge coverage ratio, fixed charges includes consolidated interest expense less interest income and any cash dividends paid on preferred stock (other than amounts eliminated in consolidation). For purposes of calculating the total first priority secured leverage ratio and the consolidated leverage ratio, the amounts of first priority senior secured debt and consolidated total debt, respectively, are reduced by the amount of unrestricted cash on hand. The covenants that provide for the fixed charge coverage ratio, total first priority secured leverage ratio and consolidated leverage ratio described in this paragraph are not maintenance covenants.

Long-Term Debt

The following table presents our outstanding debt as of June 30, 2012 and December 31, 2011:

Detail of Debt (dollars in millions)	Final Maturity	Rate(s) at June 30, 2012	Face Value at June 30, 2012	Book Value at June 30, 2012	Book Value at Dec. 31, 2011
Credit Facilities
Term Loans B1-B3	2015	3.25% -3.46%	$1,987.0	$1,987.0	$5,000.5
Term Loan B4	2016	9.50%	975.0	957.8	961.2
Term Loan B5	2018	4.50%	1,222.7	1,218.5	1,218.2
Term Loan B6	2018	5.50%	2,035.6	2,018.0	—
Revolving Credit Facility	2014	—	—	—	155.0
Revolving Credit Facility	2017	—	—	—	—
Secured Debt
Senior Secured Notes	2017	11.25%	2,095.0	2,057.3	2,054.6
Senior Secured Notes	2020	8.50%	1,250.0	1,250.0	—
Second-Priority Senior Secured Notes	2018	12.75%	750.0	742.5	742.1
Second-Priority Senior Secured Notes	2018	10.00%	4,553.1	2,191.3	2,131.2
Second-Priority Senior Secured Notes	2015	10.00%	214.8	168.7	164.2
Chester Downs term loan	2016	—	—	—	221.3
Chester Downs Senior Secured Notes	2020	9.25%	330.0	330.0	—
PHW Las Vegas Senior Secured Loan	2015*	3.10%	515.6	427.8	417.9
Linq/Octavius Senior Secured Loan	2017	9.25%	450.0	446.2	445.9
Subsidiary-guaranteed Debt
Senior Notes	2016	10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018	10.75%/11.5%	12.4	12.4	11.7
Unsecured Senior Debt
5.375%	2013	5.375%	125.2	112.5	108.6
7.0%	2013	7.00%	0.6	0.6	0.6
5.625%	2015	5.625%	791.8	644.9	624.9
6.5%	2016	6.50%	573.2	450.7	439.3
5.75%	2017	5.75%	538.8	385.5	375.7
Floating Rate Contingent Convertible Senior Notes	2024	0.57%	0.2	0.2	0.2
Other Unsecured Borrowings
5.3% special improvement district bonds	2037	5.30%	64.3	64.3	65.7
LIBOR plus 3.0% **	2014	3.28%	475.6	475.6	322.1
Other	Various	Various	0.4	0.4	0.4
Capitalized Lease Obligations	to 2014	1.10%-9.49%	24.1	24.1	13.6

Total debt			19,464.0	16,444.9	15,953.5
Current portion of long-term debt			(38.9)	(35.5)	(40.4)

Long-term debt			$19,425.1	$16,409.4	$15,913.1

*	Assumes the exercise of an extension option to move the maturity from 2013 to 2015, subject to certain conditions.
**	Note payable to Caesars Entertainment.

As of June 30, 2012 and December 31, 2011, book values are presented net of unamortized discounts of $3,019.1 million and $3,135.0 million, respectively.

Our current maturities of debt include required interim principal payments on certain Term Loans, the special improvement district bonds, and capitalized lease obligations.

Caesars Entertainment Corporation established a revolving credit facility in favor of CEOC pursuant to which Caesars Entertainment will make one or more unsecured loans to CEOC in a maximum principal amount not to exceed $750.0 million outstanding at any time. The entire outstanding amount, plus any accrued and unpaid interest, matures on January 29, 2014, and bears interest at a rate per annum equal to LIBOR, as defined in the CEOC Credit Agreement, plus 3.0%. Interest is payable annually in arrears or, at CEOC’s election such interest may be added to the loan balance owed to Caesars Entertainment. There was $322.1 million outstanding under the agreement at December 31, 2011. As a result of net borrowings of $153.5 million during the six months ended June 30, 2012, there is $475.6 million outstanding under the agreement at June 30, 2012.

Credit Agreement

In connection with the Acquisition, Caesars Entertainment Operating Company, Inc. (“CEOC”) entered into the senior secured credit facilities (the “Credit Facilities”). This financing is neither secured nor guaranteed by Caesars Entertainment’s other direct, wholly-owned subsidiaries.

In May 2011, CEOC amended its Credit Facilities to, among other things: (i) allow CEOC to buy back loans from individual lenders at negotiated prices at any time, which may be less than par, (ii) allow CEOC to extend the maturity of term loans or revolving commitments, as applicable, and for CEOC to otherwise modify the terms of loans or revolving commitments in connection with such an extension, and (iii) modify certain other provisions of the credit facilities. CEOC also extended its Credit Facilities by (i) converting $799.4 million of B-1, B-2 and B-3 term loans held by consenting lenders to B-5 term loans with an extended maturity date of January 28, 2018 and a higher interest rate with respect to such extended term loans (the “Extended Term Loans”) and (ii) converting $423.3 million of revolver commitments held by consenting lenders into Extended Term Loans.

In March 2012, CEOC amended its Credit Facilities to, among other things, (i) extend the maturity of $2,731.4 million of B-1, B-2 and B-3 term loans held by consenting lenders from January 28, 2015 to January 28, 2018 and increase the interest rate with respect to such extended term loans (the “Term B-6 Loans”); (ii) convert $82.3 million of original maturity revolver commitments held by consenting lenders to Term B-6 Loans and promptly following such conversion, repay $1,095.6 million of B-1, B-2, B-3 and B-6 term loans; (iii) extend the maturity of $25.0 million original maturity revolver commitments from January 28, 2014 to January 28, 2017 and increase the interest rate and the undrawn commitment fee with respect to such extended revolver commitments and terminate $6.3 million of original maturity revolver commitments; and (iv) modify certain other provisions of the Credit Facilities. In addition to the foregoing, CEOC may elect to extend and/or convert additional term loans and/or revolver commitments from time to time.

During the second quarter of 2012, CEOC extended the maturity on an additional $123.5 million of B-1, B-2, and B-3 term loans and converted another $38.0 million of original maturity revolver commitments to Term B-6 Loans.

As of June 30, 2012, our Credit Facilities provide for senior secured financing of up to $7,300.5 million, consisting of (i) senior secured term loans in an aggregate principal amount of $6,220.3 million comprised of $1,987.0 million maturing on January 28, 2015, $975.0 million maturing on October 31, 2016, and $3,258.3 million maturing on January 28, 2018 and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $1,080.2 million, with $1,055.2 million maturing January 28, 2014 and $25.0 million maturing on January 28, 2017, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities require scheduled quarterly payments of $3.8 million, with the balance due at maturity. As of June 30, 2012, $97.9 million of the revolving credit facility is committed to outstanding letters of credit. After consideration of the letter of credit commitments, $982.3 million of additional borrowing capacity was available to the Company under its revolving credit facility as of June 30, 2012.

Other Financing Transactions

In February 2012, Chester Downs issued $330.0 million aggregate principal amount of 9.25% senior secured notes due 2020 through a private placement. Chester Downs used $232.4 million of the proceeds of the notes to repay its existing term loan plus accrued interest and a prepayment penalty. The remaining proceeds were used to make a distribution to Chester Downs’ managing member, Harrah’s Chester Downs Investment Company, LLC, a wholly-owned subsidiary of CEOC, and for other general corporate purposes.

In February 2012, Caesars Operating Escrow LLC and Caesars Escrow Corporation, wholly owned subsidiaries of CEOC, completed the offering of $1,250.0 million aggregate principal amount of 8.5% senior secured notes due 2020, the proceeds of which were placed into escrow. On March 1, 2012, the escrow conditions were satisfied and CEOC assumed the notes. CEOC used $1,095.6 million of the net proceeds from this transaction to repay a portion of its senior secured term loans under the Credit Facilities in connection with the March 2012 amendment discussed above.

Derivative Instruments

Derivative Instruments - Interest Rate Swap Agreements

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of June 30, 2012 we have entered into eight interest rate swap agreements for notional amounts totaling $5,750.0 million. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements as of June 30, 2012 are as follows:

Effective Date	Notional Amount	Fixed Rate Paid	Variable Rate Received as of June 30, 2012	Next Reset Date	Maturity Date
	(in millions)
April 25, 2011	$250.0	1.351%	0.245%	July 25, 2012	January 25, 2015
April 25, 2011	250.0	1.347%	0.245%	July 25, 2012	January 25, 2015
April 25, 2011	250.0	1.350%	0.245%	July 25, 2012	January 25, 2015
January 25, 2011	1,000.0	3.068%	0.245%	July 25, 2012	January 25, 2015
April 25, 2011	1,000.0	3.150%	0.245%	July 25, 2012	January 25, 2015
January 25, 2011	1,000.0	3.750%	0.245%	July 25, 2012	January 25, 2015
April 25, 2011	1,000.0	3.264%	0.245%	July 25, 2012	January 25, 2015
January 25, 2011	1,000.0	3.814%	0.245%	July 25, 2012	January 25, 2015

The variable rate on our interest rate swap agreements did not materially change as a result of the July 25, 2012 reset.

On January 18, 2012, the Company amended the terms of three $1,000.0 million notional value of interest rate swap contracts with a corresponding change in the elected interest rate on $3,000.0 million of term loans under the Credit Facilities. Effective January 25, 2012 through January 25, 2014, the variable rate received on the swaps changed from three-month to one-month LIBOR and the fixed payment rate was reduced by 16.5 basis points. The table above reflects the amended payment rates.

Derivative Instruments - Other

During the second quarter of 2012, the Company entered into a $33.2 million written put option (the “Option”) for certain preferred equity interests. The potential future aggregate cash payments of $33.2 million related to the Option may occur from time to time. Based on the structure of this security as a written put option, the obligation for these potential cash payments is not reflected in our consolidated condensed balance sheets. Additionally, the Option is recorded in our consolidated condensed balance sheets at its fair value, which was $0 as of June 30, 2012.

Derivative Instruments - Impact on Financial Statements

The following table represents the fair values of derivative instruments in the unaudited consolidated condensed balance sheets as of June 30, 2012 and December 31, 2011:

	Asset Derivatives						Liability Derivatives
	June 30, 2012			December 31, 2011			June 30, 2012		December 31, 2011
(In millions)	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps							Deferred credits and other	$(353.2)	Deferred credits and other	$(336.1)
Interest rate cap	Deferred charges and other	$	*	Deferred charges and other	$	*

Total derivatives		$	*		$	*		$(353.2)		$(336.1)

*	Amount rounds to zero

The following table represents the effect of derivative instruments in the unaudited consolidated condensed statements of operations for the quarters ended June 30, 2012 and 2011 for amounts transferred into or out of accumulated other comprehensive loss (“AOCL”):

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Net Loss (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Net Loss (Effective Portion)		Location of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)
Derivatives designated as hedging instruments	Quarter Ended June 30, 2012	Quarter Ended June 30, 2011		Quarter Ended June 30, 2012	Quarter Ended June 30, 2011		Quarter Ended June 30, 2012	Quarter Ended June 30, 2011
Interest rate contracts	$—	$44.7	Interest expense	$—	$2.5	Interest expense	$—	$14.2

(In millions)		Amount of (Gain) or Loss Recognized in Net Loss
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Net Income	Quarter Ended June 30, 2012	Quarter Ended June 30, 2011
Interest rate contracts	Interest expense	$(17.6)	$8.5

The following table represents the effect of derivative instruments in the unaudited consolidated condensed statements of operations for the six months ended June 30, 2012 and 2011 for amounts transferred into or out of accumulated other comprehensive loss (“AOCL”):

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Net Loss (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Net Loss (Effective Portion)		Location of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)
Derivatives designated as hedging instruments	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011		Six Months Ended June 30, 2012	Six Months Ended June 30, 2011		Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Interest rate contracts	$—	$(1.4)	Interest expense	$—	$5.0	Interest expense	$—	$4.4

(In millions)		Amount of (Gain) or Loss Recognized in Net Loss
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Net Loss	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
Interest rate contracts	Interest expense	$17.1	$4.4

In addition to the impact on interest expense from amounts reclassified from AOCL, the difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid quarterly. This cash settlement portion of the interest rate swap agreements increased interest expense for the quarters and six months ended June 30, 2012 and 2011 by approximately $42.2 million and $84.0 million, and $50.8 million, and $117.3 million, respectively.

At June 30, 2012, our variable-rate debt, excluding $5,750.0 million of variable-rate debt hedged using interest rate swap agreements, represents 10% of our total debt, while our fixed-rate debt is 90% of our total debt.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

Material changes to our aggregate indebtedness are described in the “Capital Resources” section of this Exhibit 99.1. At June 30, 2012, our estimated interest payments for the years ended December 31, 2012 through 2016 are $845.4 million, $1,678.1 million, $1,641.7 million, $1,416.6 million and $1,258.9 million, respectively, and our estimated interest payments thereafter are $1,799.9 million.

As of June 30, 2012, there have been no material changes outside the ordinary course of business to our other known contractual obligations, which were disclosed in the Supplemental Discussion of Caesars Entertainment Operating Company Results filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2011.